FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 4, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Highlights

RBS reports a Q1 2012 Group operating profit(1) of £1,184 million

Core RBS Q1 operating profit £1,667 million, return on tangible equity 11%

UK Retail, UK Corporate and Markets performed strongly

Non-Core run-down continues, funded assets down £11 billion to £83 billion

Group Core Tier 1 ratio 10.8%, liquidity metrics strong

"We are happy with progress in the first quarter though the economic and regulatory backdrop remains tough. RBS continues, markedly, to regain strength and resilience. Our focus is on improving the future for customers and our business whilst ensuring that the bank's past issues are dealt with."

Stephen Hester, Group Chief Executive

Highlights

The Royal Bank of Scotland Group (RBS) continued on the recovery path, delivering stable returns from Core businesses while improving further its strong capital, liquidity and funding position.

During Q1 2012, RBS continued to prioritise the task of strengthening and de-risking its balance sheet. The Core Tier 1 capital ratio rose to 10.8%, while strong liquidity metrics improved even further. The Group reduced its short-term wholesale funding by £23 billion to £80 billion, which compares with a liquidity portfolio of £153 billion. The Group loan:deposit ratio improved to 106%. The run-off of Non-Core and the consistent elimination of legacy risks continued, with Non-Core funded assets down £11 billion to £83 billion.

The improving strength of the Group's balance sheet and funding has enabled RBS to take actions consistent with a return to standalone strength. RBS will have repaid £75 billion of Special Liquidity Scheme and Credit Guarantee Scheme (CGS) funding since 2009, including the last CGS repayment of £5.7 billion due to be repaid in May. RBS will resume discretionary coupons and dividend payments on hybrid capital instruments, which have been deferred for the last two years.

During the quarter, the Group delivered a solid operating performance from its Core businesses. Retail & Commercial has been challenged by a weak economy and persistently low interest rates, but delivered a return on equity (ROE) of 13%, excluding the still loss-making Ulster Bank. The Markets business rebounded to deliver a ROE of 21%, despite a reduced balance sheet and staff numbers, giving encouraging support for the restructuring announced in January. Non-Core operating losses were lower at £483 million, compared with £1,282 million in the prior quarter.

RBS remains committed to serving its customers and supporting economic recovery, with £14.3 billion of gross new loans and facilities to UK businesses during Q1 2012, including £7.9 billion to SMEs - up 18% from Q1 2011. The Group has supported a number of Government initiatives, including the NewBuy mortgage scheme and the National Loan Guarantee Scheme aimed at stimulating SME borrowing.

Excluding own credit adjustments, pre-tax profit totalled £1,052 million. Own credit adjustments represented a pre-tax charge of £2,456 million during Q1 2012 as RBS's credit strengthened, leaving a statutory pre-tax loss of £1,404 million and attributable loss of £1,524 million.

Highlights (continued)

•
Operating profit - Group operating profit in Q1 2012 totalled £1,184 million, compared with a loss of £144 million in the previous quarter and a profit of £1,133 million in Q1 2011. Core RBS operating profit rose 46% from the previous quarter to £1,667 million, with Retail & Commercial businesses delivering £903 million, down 13%, while Markets recovered to a profit of £824 million, compared with a loss of £109 million in the prior quarter. Non-Core losses were £483 million, compared with £1,282 million in the prior quarter.

•
Returns - Retail & Commercial ROE was 8.6%, 13% excluding Ulster Bank. Allocated equity has been increased to a 10% Core Tier 1 ratio following the upward revision to Group target capital ratios announced at 2011 year end. Markets ROE recovered to 21%, leaving Core ROE at 11%, 14% excluding Ulster Bank. The Group continues to target sustainable returns in excess of the cost of equity. Tangible net asset value per share (TNAV) was slightly lower at 48.8p as of 31 March 2012, reflecting the own credit adjustment.

•
Efficiency - Group operating expenses were £3,984 million, down 3% from Q1 2011. Excluding the litigation settlement in US Retail & Commercial, expenses were down 5% versus a year ago, as the Group continues to focus on becoming more efficient. Core cost:income ratio was 60% (62% in Q4 2011, 55% in Q1 2011).

•
Risk - Impairment losses totalled £1,314 million, down 33% year-on-year and 22% from Q4 2011, with reduced bad debt flows, particularly in UK Retail. Provision coverage of risk elements in lending improved further to 51% compared with 49% at the end of 2011. REIL declined by £1 billion or 3%, in the quarter.

•
Balance sheet - The Group's funded balance sheet decreased by a further £27 billion in Q1 2012 to £950 billion at 31 March 2012. Non-Core continued to exceed its run-off targets, with funded assets down £11 billion to £83 billion and a further £5 billion of signed transactions in the pipeline.

•
Liquidity and funding - The Group loan:deposit ratio was 106%, compared with 108% at 31 December 2011 and 116% at 31 March 2011. Short-term wholesale funding was reduced by £23 billion to £80 billion reflecting deleveraging in Markets and in Non-Core. The liquidity portfolio was maintained above target levels at £153 billion.

•
Capital - The Group Core Tier 1 ratio was 10.8%, compared with 10.6% at the end of 2011. Risk-weighted assets (RWAs), excluding the effect of the Asset Protection Scheme (APS), fell £12 billion to £496 billion, largely reflecting further asset deleveraging.

Note:

(1)
Operating profit before tax, own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment and related interest rate hedge adjustments, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, write-down of goodwill and other intangible assets, bonus tax, bank levy and RFS Holdings minority interest ('operating profit'). Statutory operating loss before tax of £1,404 million for the quarter ended 31 March 2012.

Key financial data

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Core
Total income (1)	6,862	5,999	7,678
Operating expenses (2)	(3,721)	(3,330)	(3,798)
Insurance net claims	(649)	(590)	(784)
Operating profit before impairment losses (3)	2,492	2,079	3,096
Impairment losses (4)	(825)	(941)	(872)
Core operating profit (3)	1,667	1,138	2,224

Non-Core operating loss (3)	(483)	(1,282)	(1,091)

Group operating profit/(loss) (3)	1,184	(144)	1,133

Own credit adjustments	(2,456)	(472)	(560)
Asset Protection Scheme	(43)	(209)	(469)
Payment Protection Insurance costs	(125)	-	-
Sovereign debt impairment	-	(224)	-
Bank levy	-	(300)	-
Other items (5)	36	(627)	(220)

Loss before tax	(1,404)	(1,976)	(116)

Loss attributable to ordinary and B shareholders	(1,524)	(1,798)	(528)

Memo: APS after tax cost (6)	(32)	(154)	(345)

	31 March 2012	31 December 2011	31 March 2011

Capital and balance sheet
Funded balance sheet (7)	£950bn	£977bn	£1,052bn
Loan:deposit ratio (Group) (8)	106%	108%	116%
Loan:deposit ratio (Core) (8)	93%	94%	96%
Core Tier 1 ratio	10.8%	10.6%	11.2%
Tangible equity per ordinary and B share (9)	48.8p	50.1p	50.1p

Notes:

(1)	Excluding own credit adjustments, Asset Protection Scheme, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.
(2)
Excluding Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, write-down of goodwill and other intangible assets, bonus tax, bank levy and RFS Holdings minority interest.

(3)	Operating profit/(loss) before tax, own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment, bank levy and other items (see note 5 below).
(4)	Excluding sovereign debt impairment and related interest rate hedge adjustments.
(5)
Other items comprise amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, write-down of goodwill and other intangible assets, bonus tax, RFS Holdings minority interest and interest rate hedge adjustments on impaired available-for-sale government bonds. Refer to page 17 of the main announcement for further details.

(6)	Asset Protection Scheme, net of tax.
(7)	Funded balance sheet is total assets less derivatives.
(8)	Net of provisions, including disposal groups and excluding repurchase agreements.
(9)	Tangible equity per ordinary and B share is total tangible equity divided by number of ordinary and B shares in issue.

Comment

Stephen Hester, Group Chief Executive, commented:
The start of 2012 has shown pleasing progress at RBS within the context of a flat economic environment.

RBS has two jobs. Excellent progress continues in removing "mistakes" of the past. Non-Core assets have fallen, again. Liquidity is stronger, again. Next week the bank will repay the last of the UK Government-backed funding support we received during the crisis. We will also recommence paying dividends/couponson hybrid capital. These are important recovery milestones.

Our second job is running the new RBS well and better. Here the bank also shows continued progress, though held back by economic conditions. In January we announced a restructuring in our wholesale banking activities and this is proceeding well. The Markets business rebounded to a 21% ROE in the seasonally strong Q1 whilst allocated resources were reduced. Retail and Commercial businesses remain solid - still impacted by subdued income trends and Irish losses, but cash-generative and competitively robust.

Extensive restructuring activity continues apace across the Group to achieve future improvement. Customer service and support remain at the forefront of our priorities for the tens of millions who rely on us.

Highlights

First quarter 2012 results summary
RBS made further progress towards its strategic goals during Q1 2012. The Group has continued to deleverage and de-risk its balance sheet, with Non-Core funded assets falling by £11 billion to £83 billion and Markets funded assets falling by £13 billion.

With growth prospects muted in the major economies in which the Group operates, and with fragilities persisting in European financial markets, the focus has remained on improving balance sheet strength and a strong liquidity position. RBS has prioritised stable sources of deposit funding, with the Group loan:deposit ratio improving 200 basis points to 106% at the end of Q1 2012. Utilisation of short-term wholesale funding was cut by £23 billion during the quarter to £80 billion, which represents c.8% of funded assets and more than meets the Group's medium-term target. The Group will next week repay the final tranche of notes issued under the Government's CGS; over the last three years RBS will have repaid £75 billion of funding under the CGS and the Special Liquidity Scheme. The capital position remains robust, with a Core Tier 1 ratio of 10.8% and a Tier 1 leverage ratio of 16.3x.

As the Group works through its legacy issues it has continued to generate solid earnings from its Core operations, with Core pre-impairment operating profits totalling £2,492 million in Q1 2012, up 20% from Q4 2011. With impairments also continuing to fall, Retail & Commercial, excluding Ulster Bank, produced a ROE of 13%, while the Markets division generated a 21% ROE.

Operating profit
Group operating profit in Q1 2012 totalled £1,184 million, compared with a loss of £144 million in the previous quarter and a profit of £1,133 million in Q1 2011. Income was up 25% to £7,131 million, while expenses rose 9% to £3,984 million, and impairments fell by 22% to £1,314 million. Core operating profits were £1,667 million, up 46% from Q4 2011, while Non-Core operating losses fell to £483 million (Q4 2011 - £1,282 million).

The improvement in Core results was driven by Markets, where operating profits rose to £824 million from a loss of £109 million in Q4 2011. Retail & Commercial operating performance remained resilient in challenging economic conditions, with overall operating profit of £903 million (Q4 2011 - £1,033 million) which includes a £77 million sequential quarter decline in Ulster Bank due to higher impairments.

•	UK Retail operating profit was up 4% at £477 million. While the low interest rate environment creates some income challenges, this has been more than offset by favourable impairment trends.

•	UK Corporate delivered stable pre-impairment profits and a strong improvement in operating profit to £492 million, in the absence of any large impairments as were incurred in Q4 2011.

•	Wealth operating profit totalled £45 million. Adjusting for the release of deposit insurance levies in Q4 2011 and for a regulatory fine in Q1 2012, profits were broadly stable.

•	Ulster Bank still faces exceedingly difficult market conditions, with operating losses of £310 million driven by the continuing deterioration in retail mortgage credit metrics.

•	US Retail & Commercial operating profits rose again on an underlying basis. However they fell 43% to $160 million, due to the impact of a litigation settlement of $138 million.

Highlights (continued)

First quarter 2012 results summary (continued)

•
International Banking delivered good income from its cash management and trade finance businesses, offset by reduced revenue from outstanding loans, reflecting the Group's focused reduction of capital-intensive activities.

•
The restructured Markets division benefited from improved market conditions in the first quarter, with a strong performance in rates and a recovery in credit markets and asset backed products. Operating profit totalled £824 million, compared with a loss of £109 million in Q4 2011.

•	Direct Line Group's operating profit of £84 million was down 33% from Q4 2011, largely reflecting seasonal weather claims, but up 25% relative to Q1 2011.

Non-Core achieved a significant reduction in operating losses, largely reflecting lower trading losses than those incurred in the restructure and divestment of a number of capital-intensive exposures during Q4 2011. Impairment losses were 35% lower, primarily reflecting lower commercial real estate provisioning.

Non-operating items and statutory results
Restructuring costs were £460 million during the quarter, slightly lower than in Q4. This includes c.£271 million relating to the Markets and International Banking restructuring. This cost was offset by a gain of £577 million from a liability management exercise whereby the Group exchanged £2.8 billion of new Lower Tier 2 (LT2) instruments for £3.4 billion of existing LT2 instruments during March. A charge of £43 million was booked in respect of the APS, which is accounted for as a credit derivative. A total of £2.5 billion has now been expensed for the APS, which equals the minimum fee payable. The Group took an additional reserve of £125 million for PPI claims during Q1 and has now accrued £1.2 billion for PPI claims, through new and pre-existing reserves, of which £501 million has been paid out as of 31 March 2012.

As RBS's credit spreads tightened during the quarter, a charge of £2,456 million was booked for own credit adjustments, compared with a charge of £472 million in Q4 2011.

After these non-operating items the Group's pre-tax loss totalled £1,404 million and loss attributable to shareholders was £1,524 million. Excluding own credit adjustments, pre-tax profit was £1,052 million.

Efficiency
Core expenses were up 12% from Q4 2011, but down 2% compared with Q1 2011. This largely reflects the variability of staff expense accruals, as accruals of deferred compensation are more heavily weighted to the first quarter. Markets' compensation to revenue ratio was 29%, compared with 33% in Q1 2011. Non-Core expenses, meanwhile, were down 16%, leaving Group expenses in Q1 2012 at £3,984 million, up 9% from Q4 2011 but down 3% from Q1 2011.

Highlights (continued)

First quarter 2012 results summary (continued)
The Core Group's cost:income ratio in Q1 2012 was 60%, compared with 62% in Q4 2011 and 55% in Q1 2011. The improvement compared to Q4 2011 was driven by the improved income performance in Markets, while Retail & Commercial's cost:income ratio weakened to 60%, compared with 56% in Q4 2011.

Risk
Impairment losses totalled £1,314 million, down 22% from Q4 2011 and 33% from Q1 2011, with improvements across all divisions except Ulster Bank. UK Retail and US R&C showed continuing favourable credit quality trends. UK Corporate impairments were lower than in Q4 2011, with fewer individual impairment charges. Credit conditions in Ireland, however, remain challenging, and this was reflected both in Core Ulster Bank impairments and in Non-Core, which combined totalled £654 million in Q1 2012 compared with £570 million in Q4 2011 and £1,294 million in Q1 2011.

Overall, Core Q1 2012 annualised impairments represented 0.8% of loans and advances, compared with 0.9% in Q4 2011. For the Group as a whole, annualised impairments represented 1.1% of loans and advances, down from 1.3% in Q4 2011 and 1.5% in Q1 2011.

Balance sheet
The Group's funded balance sheet decreased by a further £27 billion in Q1 to £950 billion at 31 March 2012. Non-Core continued to exceed its run-off targets, as funded assets decreased £11 billion to £83 billion and a further £5 billion of signed transactions are pending, principally the sale of the Group's aviation finance business which is expected to complete by the end of Q3 2012. Markets reduced funded assets by £13 billion, reflecting the Group's decision to exit certain businesses and reduce balance sheet consumption in a number of other capital-intensive areas.

Since the end of 2008 the Group has reduced its funded balance sheet by £276 billion.

Liquidity and funding
Since embarking on its Strategic Plan in 2009 RBS has targeted a more stable deposit-led funding position with reduced dependence on wholesale funding sources. During Q1 2012, the Group has achieved significant progress towards this objective.

One key measure, the Group loan:deposit ratio, improved 200 basis points to 106% at the end of Q1 2012. This was driven by the continuing run-off of Non-Core and accelerated deleveraging in International Banking. The Core loan:deposit ratio improved further, by 1%, to 93%. UK Retail customer deposits grew strongly, up £2.3 billion in Q1 2012 and up 8% from Q1 2011, while Corporate deposits were stable year-on-year.

Another key focus has been to lower the amount of short-term wholesale funding while increasing the amount of liquidity coverage. During Q1 2012, short-term wholesale funding decreased by £23 billion to £80 billion. This represents c.8% of funded assets, and is already within the Group's medium-term target for short-term wholesale funding of less than 10%. Liquidity reserves were £153 billion, or 1.9 times the short-term wholesale funding, also above the Group's medium-term target of 150% coverage.

Highlights (continued)

First quarter 2012 results summary (continued)
Funding sources have been diversified, with usage of Moody's rated US money market funds reduced from 15% of unsecured short-term funding to less than 3%. The liquidity portfolio was maintained above target levels at £153 billion, which covers outstanding commercial paper and certificates of deposit five times over.

Net term issuance during the quarter totalled £2.3 billion. In addition, the Group issued £2.8 billion of lower tier 2 securities as part of a liability management exercise. The Group plans no further unsecured term issuance over the balance of the year.

The final tranche of notes issued under the Government's Credit Guarantee Scheme will be repaid next week; as a result the Group will have repaid a total of £75 billion of funding under the CGS and the Special Liquidity Scheme.

Capital
The Group's capital position remains robust, with a Core Tier 1 ratio of 10.8% at 31 March 2012, compared with 10.6% at 31 December 2011. The increase reflects retained profits, net of changes in fair value of debt, as well as a reduction in RWAs of £12 billion in the quarter to £496 billion, excluding the effect of the APS. The Core Tier 1 benefit arising from the APS was 85bp. RBS's Tier 1 leverage ratio was 16.3x at 31 March 2012.

Strategic Plan

Key Measures	Worst point	2011	Q1 2012	Medium- term target

Value drivers		Core	Core	Core
• Return on equity (1)	(31%)(2)	10.5%	11.0%	>12%
• Cost:income ratio (3)	97%(4)	60%	60%	<55%

Risk measures		Group	Group	Group
• Core Tier 1 ratio	4%(5)	10.6%	10.8%	>10%
• Loan:deposit ratio	154%(6)	108%	106%	c.100%
• Short-term wholesale funding (STWF)	£297bn(7)	£102bn	£80bn	<10% TPAs
• Liquidity portfolio (8)	£90bn(7)	£155bn	£153bn	>1.5x STWF
• Leverage ratio (9)	28.7x(10)	16.9x	16.3x	<18x

Notes:

(1) Based on indicative Core attributable profit taxed at standard rates and Core average tangible equity per the average balance sheet (c.75% of Group tangible equity based on RWAs at 31 March 2012); (2) Group return on tangible equity for 2008; (3) Cost:income ratio net of insurance claims; (4) Year ended 31 December 2008; (5) As at 1 January 2008; (6) As at October 2008; (7) As at December 2008; (8) Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks; (9) Funded tangible assets divided by total Tier 1 capital; (10) As at June 2008.

Highlights (continued)

First quarter 2012 results summary (continued)

Preference dividends
On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments (the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011). On 30 April 2012 this period ended for RBS Group instruments. RBS has determined that it is now in a position to recommence payments on the RBS Group instruments.

The Core Tier 1 capital impact of discretionary amounts that will be payable over the remainder of 2012 on the RBS Group instruments on which payments have previously been stopped is c.£350 million. In the context of recent macro-prudential policy discussions, the Board of RBS has decided to neutralise any impact on Core Tier 1 capital through equity issuance. Approximately £250 million of this is ascribed to equity funding of employee incentive awards through the sale of surplus shares held by the Group's Employee Benefit Trust, which is now substantially complete. An additional c.£100 million will be raised through the issue of new ordinary shares, which is expected to take place over time during the second half of 2012.

The Directors have declared the discretionary dividends on Series M, N, P, Q, R, S, and T non-cumulative dollar preference shares of US$0.01 each for the three months to 30 June 2012, and the discretionary dividend on the Series 2 non-cumulative Euro preference shares of €0.01 for the 12 months to 30 June 2012. These discretionary dividends as well as the discretionary distributions on the RBSG/RBS innovative securities RBS Capital Trust A, RBS Capital Trust B, RBS Capital Trust D, RBS Capital Trust I, RBS Capital Trust II and RBS Capital Trust IV will be paid on their scheduled payment dates in June 2012.  Future coupons and dividends on RBS Group hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

Share consolidation
The Group's Annual General Meeting on 30 May 2012 will consider resolutions which, if approved, will sub-divide and consolidate the Group's ordinary shares. As the Group currently has a very large number of ordinary shares in issue, a small movement in the share price can result in large percentage movements and considerable volatility in the Group's shares. The Board believes that the sub-division and consolidation will result in a share price and nominal value more appropriate for a company of the Group's size in the UK market and may assist in reducing volatility, thereby enabling a more consistent valuation.

Highlights (continued)

First quarter 2012 results summary (continued)

Disposals
The Group continues to target the second half of 2012 for the sale of the first tranche in Direct Line Group through a public flotation, subject to market conditions. Preparations for Direct Line Group's separation have continued, with good progress on the business's new name and identity and the appointment of Mike Biggs as chairman.

Planning and integration work for the carve out and sale to Santander of the RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK, continues to progress as expected.

These two disposals will substantially complete the series of divestments the Group agreed to make to comply with EC state aid requirements.

Customer franchises
RBS's first priority is to serve its customers well. Full year 2011 results of both UK Retail and Ulster Bank's customer charters were published in Q1 2012, with UK Retail achieving 23 of the 25 goals and Ulster Bank achieving 28 of their 29 objectives. Further improvements are still needed in service and in resolving complaints fairly, consistently and promptly.

US Retail & Commercial completed the rollout of its core customer commitments during the quarter.

Following the success of mobile applications launched in a number of the Group's retail businesses during 2011, UK Corporate launched a new iPhone application for business banking customers during Q1 2012. The application allows customers to manage multiple accounts without the need to log in and out, view an extended transaction list and make intra-account transfers.

UK lending
RBS continues to support economic recovery in the UK and remains committed to providing the credit UK businesses need in order to achieve this.

In Q1 2012, RBS provided £14.3 billion of gross new loans and facilities to UK businesses, of which £7.9 billion was to SME customers, and £6.4 billion of overdraft renewals, including £1.5 billion to SME customers. Gross new loans and facilities to SMEs were up 18% from Q1 2011 and broadly flat to Q4 2011.

SME customers remained cautious in their economic outlook at the start of 2012 but Q1 2012 did indicate a small improvement in sentiment with Core drawn balances, excluding real estate and construction, falling only 1% from Q4 2011. This compares with a 5% quarterly fall into Q4 2011. Overdraft utilisation also increased marginally in the quarter, although largely reflecting seasonal fluctuations. Overall, utilisation remained below 50% as it has for over two years. The Group has seen a steady increase in the demand for invoice and asset financing by SME customers, with Core net advances from these sources a significant component of gross lending and up 6% year-on-year.

Highlights (continued)

First quarter 2012 results summary (continued)
Gross new loans and facilities provided to mid and large corporates fell quarter on quarter, and compared with Q1 2011, reflecting many businesses' decision to bring re-financing forward into 2011 and also the continuing low level of merger & acquisition activity in the market.

The UK Government's National Loan Guarantee Scheme (NLGS) was launched in March, with support from a number of the UK's leading banks, including RBS. RBS is the only bank to offer the 1% pricing discount to customers for loans from £1,000 in value, thus ensuring that we use NLGS to support as wide a range of customers as possible. Six weeks after launch, the Group has provided 1,600 loans and asset finance facilities under the scheme, with two thirds of these being for amounts under £25,000.

The Group also participates in the Regional Growth Fund, Business Growth Fund and the Enterprise Finance Guarantee for UK businesses. It also offers mortgages under the NewBuy scheme announced at the start of March 2012 which provide first time buyers, and other movers unable to raise a large deposit, with a more affordable way to move onto, or up, the property ladder.

Gross new mortgage lending in Q1 2012 was £4.0 billion, with the proportion of mortgages provided to first time buyers increasing to almost a quarter during March 2012, largely reflecting higher demand prior to the end of the stamp duty holiday.

Outlook
Economic and regulatory challenges should continue throughout 2012.

Against this backdrop, we nonetheless expect Retail and Commercial performance to remain resilient.

Markets, while off to a good start, will remain market-dependent.

Group net interest margin outlook is stable with the first quarter of 2012.

We expect to achieve further progress in our balance sheet 'safety and soundness' agenda. Non-Core is on track to hit asset targets within our loss tolerance, and funding and liquidity momentum should continue.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts' presentation
The Royal Bank of Scotland Group will be hosting a conference call following the release of the results for the quarter ended 31 March 2012. The details are as follows:

Date:	Friday 4 May 2012
Time:	9.00 am UK time
Webcast:	www.rbs.com/ir
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Slides
Slides accompanying this document, which will not be formally presented at the analysts' conference call, will be available on www.rbs.com/ir

Financial supplement
A financial supplement will be available on www.rbs.com/ir This supplement shows published income and balance sheet financial information by quarter for the last nine quarters to assist analysts for modelling purposes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 May 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary